Exhibit 99.1

10 October 2025

MAC Copper Limited Announces Scheme with Harmony becomes effective

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that it has today lodged with the Jersey Registrar of Companies a copy of the order of the Royal Court of Jersey (the “Court”) sanctioning the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”).

As a result, the Scheme is now legally effective. A copy of the Court’s order as lodged with Jersey Registrar of Companies is attached to this announcement.

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Suspension of trading

MAC CDIs will be suspended from trading on the ASX with effect from close of trading today, 10 October 2025.

Today will also be the last day of dealings in MAC Shares on the NYSE.

Scheme Consideration

MAC Securityholders who hold MAC Shares or MAC CDIs at the Scheme Record Date, being 7:00 pm (Sydney time) on 17 October 2025 (for MAC CDI Holders) or 5:00 pm (New York time) on 17 October 2025 (for Scheme Shareholders) will be paid the Scheme Consideration in accordance with the terms of the Scheme. It is anticipated that the Scheme will be implemented on 24 October 2025.

Indicative Scheme timetable

The remaining key dates expected for the Scheme are set out below.

Event	Date and time (Jersey time)
Effective Date	10 October 2025
Last day of dealings in MAC CDIs on the ASX[1]	10 October 2025 (close of trading on the ASX)
Last day of dealings in MAC Shares on the NYSE[2]	10 October 2025 (close of trading on the NYSE)
Suspension of quotation of MAC CDIs on the ASX	13 October 2025 (before trading opens on the ASX)
Initiate delisting of MAC Shares from the NYSE[3]	14 October 2025 (before trading opens on the NYSE)
Scheme Record Time	5:00 pm (New York time) on 17 October 2025 for Scheme Shareholders 7:00 pm (Sydney time) on 17 October 2025 for MAC CDI Holders
Complete delisting of MAC Shares from the NYSE	24 October 2025
Implementation Date	24 October 2025

Consideration payment date to DTC for further payment by DTC participants to beneficial owners holding MAC Shares within DTC	27 October 2025
Consideration payment date for MAC Shares held outside DTC	31 October 2025
Consideration payment date for MAC CDIs	31 October 2025
Delisting of MAC from the ASX	3 November 2025

1 MAC CDI Holders may sell their MAC CDIs on the ASX until ASX market close on October 10, 2025 (at which point the ASX is expected to halt and suspend trading in MAC CDIs before start of trade on ASX on October 13, 2025).

2 Shareholders may sell their MAC Shares on the NYSE until NYSE market close on October 10, 2025 (at which point the NYSE is expected to halt and cease trading in MAC Shares).

3 NYSE files a Delisting Application (Form 25-NSE) with the SEC.

Further information

If, after reading the Scheme Circular, you have any questions about the payment of the Scheme Consideration, please contact MAC’s Share Registry or CDI Registry (as applicable), at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

In the Royal Court of Jersey

Samedi Division **2025/150**

In the year two thousand and twenty-five, the ninth day of October.

Before Robert James MacRae, Deputy Bailiff of Jersey, assisted by Jurats Karen Dawn Le Cornu and Michael Brian Paul Entwistle.

IN THE MATTER OF THE REPRESENTATION OF MAC COPPER LIMITED
AND IN THE MATTER OF ARTICLES 125 AND 126 OF THE COMPANIES (JERSEY) LAW 1991 (AS AMENDED)

MAC Copper Limited (also "the Representor") presented to the Court a Representation dated 24 July 2025 (the Representation) in the following terms:-

1 INTRODUCTION

1.1 MAC Copper Limited (the Company) was incorporated, with registered number 144625, on 29 July 2022 under the Companies (Jersey) Law 1991 (as amended) (the Law) as a private limited company under its then name of Metals Acquisition Limited. A cross-border merger under Part 18B of the Law was carried out on 14 June 2023, pursuant to which the Company was the surviving entity in a merger with Metals Acquisition Corp., a corporation previously registered in the Cayman Islands. The Company was incorporated for the purpose of operating and acquiring metals and mining businesses in high quality, stable jurisdictions.

1.2 The Company's ordinary shares are listed and traded on the New York Stock Exchange (NYSE). CHESS Depository Interests (CDIs), representing beneficial ownership in the Company's ordinary shares, are also listed and traded on the Australian Securities Exchange.

1.3 The Company's registered office is at 3rd Floor, 44 Esplanade, St Helier, Jersey JE4 9WG.

1.4 On 27 May 2025, the Company and Harmony Gold Mining Company (Harmony Parent) announced that they had entered into a binding agreement (the Implementation Deed) pursuant to which Harmony Gold (Australia) Pty Ltd (Harmony) (an indirect wholly-owned subsidiary of Harmony Parent) will acquire 100% of the issued and to be issued share capital of the Company, to be effected by means of a members' scheme of arrangement under Article 125 of the Law (the Transaction).

1.5 The Company seeks, *inter alia*, an order convening a meeting of Scheme Shareholders (the definition of which is set out below) (the Court Meeting), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement under Article 125 of the Law proposed to be made between the Company and the holders of the Scheme Shares (the definition of which is set out below) (the Scheme) to implement the Transaction.

1.6 Save where otherwise stated, this Representation adopts the terms defined in the draft scheme document (Scheme Document) containing the terms of the Scheme and explanatory statement proposed to be published by the Company in connection with the Scheme.

2 DEFINITION OF A SCHEME SHARE AND SCHEME SHAREHOLDER:

2.1 The Scheme Shares are defined in the Scheme Document as the MAC Shares (defined therein as the fully paid ordinary shares in the Company), including MAC Shares represented by MAC CDIs (defined as a CHESS Depositary Interest (CDI) representing a beneficial interest in a MAC Share) which are:

(a) on issue at the date of the Scheme Document; and

(b) (if any) issued after the date of the Scheme Document and before the Scheme Record Time (including, for the avoidance of doubt, any MAC Shares issued to satisfy the vesting of awards pursuant to existing incentive arrangements of the Company or any of its affiliates, in respect of which the original or any subsequent holder thereof shall be bound by this Scheme, or shall by such time have agreed to be bound by this Scheme), for each of (a) and (b), remaining in issue at the Scheme Record Time, but not including any Excluded Shares.

2.2 Scheme Shareholders are defined in the Scheme Document as holders of Scheme Shares.

3 THE SCHEME

3.1 The Scheme involves:

(a) the transfer of all of the Scheme Shares to Harmony; and

(b) subject to certain conditions as set out in more detail within the Scheme Document, the payment by Harmony of US$12.25 in cash for each Scheme Share.

3.2 The Scheme Shares comprise all the issued ordinary shares of the Company except the Excluded Shares (as defined in the Scheme Document). As at 23 July 2025, there were no Excluded Shares.

4 THE REPRESENTOR'S ISSUED SHARE CAPITAL

4.1 The Company has one class of share in issue, being the MAC Shares. As at close of business on 23 July 2025, being the latest practicable date before this Representation, the Company had in issue 82,538,809MAC Shares.

4.2 The International Securities Identification Number (ISIN) for the MAC Shares is JE00BQBC8469. There are no MAC Shares held in treasury.

4.3 A large number of MAC Shares in the Company are held by Cede & Co, as nominee for the Depository Trust Company (DTC), where the beneficial title in those MAC Shares is held by CHESS Depository Nominees Pty Limited (CDN). CDN in turn holds that beneficial title under a custodian arrangement relating to those MAC Shares for and on behalf of MAC CDI holders. It is these MAC CDIs which are traded on the Australian Stock Exchange, rather than the MAC Shares themselves.

4.4 As at 23 July 2025, therefore, the total number of MAC Shares in respect of which voting rights may be exercised in general meeting is 82,538,809, of which 35,935,288 are held in the form of CDIs.

5 CONDITIONS TO THE SCHEME

5.1 Implementation of the Scheme is conditional upon certain conditions which are set out in Part III of the Scheme Document and summarised in paragraph 5.2 below. The Scheme can only become effective in accordance with its terms if all the conditions have been satisfied or, where relevant, waived.

5.2 The Scheme is conditional upon, among other things:

(a) Approval of the Scheme by a majority in number (i.e more than 50%) of Scheme Shareholders present and voting at the Court Meeting (whether in person, online or by proxy) representing not less than 75% of the voting rights of the MAC Shares cast;

(b) The General Meeting Resolution being passed by not less than two-thirds of the MAC Shares voted at the General Meeting (whether in person, online or by proxy);

(c) Sanction of the Scheme by the Court (as defined in the Scheme Document) (with or without modification, but subject to any *non de minimis* modification being on terms acceptable to the Company and Harmony acting reasonably and in good faith) and the delivery of a copy of the Court Order to the Registrar of Companies for registration.

5.3 In addition, Harmony and the Company have agreed that the Transaction is conditional upon the conditions set out in Part III of the Scheme and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the conditions have been satisfied or, where relevant, waived.

6 NOTICE OF THE JERSEY COURT MEETING

6.1 In the event of an order being made, the Company proposes to send (or make available) to the holders of the MAC Shares an Explanatory Statement in compliance with the provisions of Article 126 of the Law. A copy of such proposed statement is contained at Part II of the Scheme Document, which will be sent (or made available) to the holders of the MAC Shares.

6.2 The Company has a number of non-registered (or beneficial) shareholders (other than holders of the MAC CDIs). The MAC Shares held by the non-registered shareholders are not registered in their names but are instead registered in the name of an intermediary such as the brokerage firm, bank or trust corporation through which they purchased the MAC Shares. It is proposed that these beneficial owners at the Scheme Voting Record Time will receive a copy of the Scheme Document in either electronic or print form based on the elections made by those beneficial owners with their relevant intermediary. The relevant intermediary will instruct the beneficial owner on how to provide voting instructions for the Court Meeting and General Meeting to the intermediary.

6.3 It is proposed that MAC CDI Holders at the Scheme Voting Record Time will receive a copy of the Scheme Document and CDI Voting Instruction Form (VIF) in print form by mail unless the applicable holder has made an election to receive communications through electronic means, in which case the applicable holder will receive an electronic copy.

6.4 MAC CDI Holders at the Scheme Voting Record Time will be able to instruct CDN to vote the Scheme Shares that represent their MAC CDIs using any of the methods described in the CDI VIFs, namely online, by fax or by mail. If CDN does not receive an instruction from the CDI Holder, then it will be unable to vote the MAC Shares that represent their MAC CDIs.

7 TREATMENT OF CREDITORS

7.1 Following the Transaction, there will be no blending of the liabilities of Harmony and the Company, nor will there be any change in the Company's balance sheet or broader financial outlook; the Company's creditors will not, therefore, be adversely affected by the Scheme.

7.2 The Company has various senior financing arrangements in place. One of the terms of the Transaction is that this senior financing would be repaid on completion of the

Transaction. This will be effected by OR Royalties International Limited (OR Royalties) and Glencore Operations Australia Pty Limited (Glencore), who are counter-parties to various streaming agreements (in relation to OR Royalties) and a royalty agreement (in relation to Glencore) with the Company, entering into various restructuring documents.

7.3 The repayment of the senior financing would result in the security position of OR Royalties and Glencore in relation to these agreements improving, as once the senior financing has been repaid, the security in relation to that financing will be released. OR Royalties and Glencore are significant shareholders in the Company.

7.4 OR Royalties and Glencore have entered into the restructuring documents in their capacities as counter-parties to the different agreements in place, that is to say completely separately from their capacities as shareholders in the Company.

WHEREFORE THE REPRESENTOR RESPECTFULLY PRAYS THAT THE ROYAL COURT SHALL DIRECT AND ORDER THAT:

1 Pursuant to Article 125(1) of the Companies (Jersey) law 1991 (as amended) (the Law), the Representor convene a meeting of the registered shareholders of the Representor (the Scheme Shareholders) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement under Article 125 of the Law (the Scheme of Arrangement) proposed to be made between the Representor and the holders of the Scheme Shares (as defined in the draft scheme document referred to in the First Affidavit of Patrice Merrin, that scheme document being the Scheme Document and that meeting the Court Meeting).

2 Save as otherwise set out in (a) this Order (b) the supporting affidavit of Patrice Merrin, or (c) the Scheme Document, the Court Meeting (and any adjournment thereof) be conducted in accordance with the provisions of the articles of association of the Representor (the Articles) as they relate to meetings of shareholders.

3 Patrice Merrin, the Non-Executive Chair of the Representor or, failing her, any other director of the Representor shall act as chair of the Court Meeting (the Chair) and shall file with the Court a copy of a report of the conduct of the Court Meeting prior to the Court's further consideration of the Representation at the hearing to sanction the Scheme (for which a date has currently been reserved with the Court on 15 October 2025).

4 The Court Meeting be held at 44 Esplanade, St Helier, Jersey JE4 9WG, with Scheme Shareholders also able to attend and participate remotely via a virtual meeting platform, on 29 August 2025 at 12.30 p.m. (Jersey time) being 7.30 a.m. (New York Time) and 9:30 p.m. (Sydney Time) and, in the event of any adjournment of the Court Meeting, the Court Meeting be reconvened at such time and place as the Chair of the Court Meeting shall determine.

5 The form of proxy for the Court Meeting [a copy of which has been filed] (the Proxy Form) be approved.

6 The CDI Voting Instruction Form for the Court Meeting [a copy of which has been filed] (the CDI VIF) be approved.

7 At least 21 clear days prior to the Court Meeting, the Scheme Document substantially in the form approved by the Court, incorporating (*inter alia*) the notice convening the Court Meeting (the Notice) and a copy of the statement required to be furnished pursuant to Article 126 of the Law, and enclosing the Proxy Form or CDI VIF (as applicable), shall be served, in accordance with any method permitted by the Articles, on each of the Scheme Shareholders and holders of CHESS Depositary Interests over shares (CDIs) as appearing in the register of members of the Representor (or in the case of joint holders, that one of such joint holders whose name stands first in the register of members of the Representor in respect of such joint holding) at:

(a) for the holders of Ordinary Shares (as defined below), 4:00 pm (New York time) on Tuesday, 29 July 2025; and

(b) for the holders of CDIs, 7:00 pm (Sydney time) on Tuesday, 29 July 2025,

(the Voting Record Time).

8 The documents referred to in paragraph 7 above may be amended by or on behalf of the Representor after the date of this Order but prior to their date of posting:

(a) so as to reflect up-to-date information (including share prices, foreign exchange rates, economic developments and forecasts, information on shareholdings and other information considered material);

(b) to correct typographical and formatting errors;

(c) where the Representor reasonably believes that such amendments will cause information provided in any such document to be presented in a manner that is more understandable to Scheme Shareholders, provided always that the substance of the relevant information does not change as a result of such amendment;

(d) the filling in of missing information; and/or

(e) otherwise as the Court may approve or require.

9 The entitlement of the holders of the ordinary shares of par value USD $0.0001 each in the Representor (the Ordinary Shares) to attend and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast shall be determined by reference to the register of members of the Representor at the Scheme Voting Record Time (as that term is defined in the Scheme Document) and that in each case, changes to the register of members of the Representor after such time be disregarded in determining the right of any person to attend or vote at the Court Meeting or any such adjourned meeting.

10 In respect of the service of the Notice and the other documents referred to in paragraph 7 above it shall be sufficient to prove:

(a) in the case of dispatch by pre-paid post, that such documents were posted in the usual manner in envelopes properly addressed and stamped to the relevant Scheme Shareholder(s) (as defined in the Scheme Document) entitled to receive notice in accordance with paragraph 7 above; and

(b) in the case of supply in electronic form or being made available on a website, that such Notice and/or other documents were sent or supplied in accordance with Article 15 of the Articles.

11 The accidental omission to give any holder of the Scheme Shares the relevant Notice, or the non-receipt of the relevant Notice, shall not invalidate the proceedings at the relevant Court Meeting.

12 Any holder of the Scheme Shares entitled to attend and vote at the said Court Meeting may appoint one or more persons as his or her proxy provided that each such person is appointed to exercise the rights attached to a different share or shares held by such holder.

13 Proxies for the Court Meeting may be appointed, and Proxy Forms shall be delivered to the Representor (or to its registrars or agents), in accordance with the instructions specified in the Proxy Forms and/or the Scheme Document.

14 The Chair be at liberty to accept a Proxy Form (and to accept as having voted the number of Scheme Shares in respect of which the relevant Scheme Shareholder seeks to vote) notwithstanding that the Proxy Form has not been completed in accordance with the instructions contained in the Proxy Form or Scheme Document, provided the Chair considers that the information contained in the Proxy Form is sufficient to establish the entitlement of the Scheme Shareholder to vote and provided further that the Chair is satisfied as to the authority of the persons signing it to do so and, in addition, the Chair be at liberty to accept any other forms of proxy or form of voting instructions that are customarily provided in relation to companies that are listed on the NYSE or ASX, subject to the Law.

15 The Chair be entitled at her discretion to adjourn the Court Meeting.

16 Upon it being approved by a majority in number of the Scheme Shareholders present and voting, either in person, online or by proxy, at the Court Meeting or at any adjournment thereof representing 75% or more of the voting rights of the Ordinary Shares voted by those Scheme Shareholders the Representor shall seek the Royal

Court's sanction of the Scheme at a future hearing, the date for which is currently expected to be 15 October 2025.

17 Save for the orders requested at paragraph 1 to 16 inclusive, further consideration of this Representation shall be adjourned until 15 October 2025 or such further date to be notified to the Scheme Shareholders by way of public announcement and a filing furnished with the Securities and Exchange Commission and released on the ASX not less than 14 days before the further date fixed for the hearing).

18 Scheme Shareholders are permitted to attend and be heard at the Court hearing to sanction the Scheme either in person or through a Jersey advocate to support or oppose the Scheme and may also submit written statements regarding the Scheme for the Court's consideration. Such statements can be made either: (i) by email sent to MACScheme@ogier.com; or (ii) in writing, addressed to MAC Copper Scheme Correspondence, c/o Ogier (Jersey) LLP, 3rd Floor, 44 Esplanade, St Helier, Jersey, JE2 9WG. The Representor will collate and communicate any written statements received no later than 5:00pm (Jersey time) on the day before the hearing to sanction the Scheme to the Court.

19 There shall be liberty to apply.

And whereas on 30 July 2025, as appears by Act of Court that day, the Court made the directions in the terms set out at paragraphs 1 to 19 above (the prayer of the Representation).

Now this day, the Court sat to further consider the Representation.

And upon reading the Representation dated 24 July 2025; and upon hearing Advocate Ralph Spencer-Tucker for the Representor at its application for an order sanctioning the Scheme of Arrangement in respect of the Representor; and upon Harmony Gold (Australia) Pty Ltd undertaking by its Advocate to submit to the jurisdiction and be bound by the Scheme, the Court, for the reasons set out in an *ex tempore* judgment delivered by the Deputy Bailiff, ordered that:-

1) the Scheme of Arrangement (in the form annexed hereto) be sanctioned pursuant to Article 125(2) of the Companies (Jersey) Law 1991 (as amended); and

2) there shall be liberty to apply.

H. Woodside.

Greffier Substitute

Ogier (RS-T)
Ardent (M Cushing)